Banc of America Securities LLC
9 West 57th Street
New York, NY 10019

March 27, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SenoRx, Inc.
Registration Statement on Form S-1 (SEC File No. 333-134466)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of SenoRx, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on March 28, 2007 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between March 12, 2007 and March 23, 2007, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated March 9, 2007 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	4,389
Dealers	537
Institutions	9,861
Others	213

Total	15,000

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BANC OF AMERICA SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.
As Representatives

By:	Banc of America Securities LLC

By:	/s/ Thomas M. Morrison
Name:	Thomas M. Morrison
Title:	Managing Director, Equity Capital Markets